THE DIXIE GROUP, INC.
2208 S. Hamilton Street • Dalton, GA 30721-4974
706 876 5800
866 606 7475
Fax 706 876 5896

October 14, 2009

H. Christopher Owings
Assistant Director
Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549

Dear Mr. Owings:

The Company acknowledges that:

- The Company is responsible for the adequacy and accuracy of the disclosures in the filings;
- Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

Jon A. Faulkner
Vice President and
Chief Financial Officer

JAF:pb P:\Faulkner 2009\SEC Response to Question 1_10-14-2009.doc

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 333-134779, 333-89994, 33-59564, 333-87534, 333-81163, 333-80971, 333-118504) of The Dixie Group, Inc. of our reports dated March 4, 2009 with respect to the consolidated financial statements and schedule of The Dixie Group, Inc., and the effectiveness of internal control over financial reporting of The Dixie Group, Inc. included in the Annual Report (Form 10-K) for the year ended December 27, 2008.

Ernst & Young LLP

Atlanta, Georgia
March 4, 2009